FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

/ / Check this box if                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
no longer subject to
Section 16.  Form 4 or
Form 5 obligations may            Filed pusuant to Section 16(a) of the Securities Exchange Act of 1934,
continue.                           Section 17(a) of the Public Utility Holding Company Act of 1935
See Instruction 1(b).                     or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading         6. Relationship of Reporting Person to
                                             Symbol                                       Issuer (Check all applicable)
Chase              Arnold          L.         First International Bancorp, Inc. (FNCE)

(Last)            (First)       (Middle)     3. IRS Identifi-    4. Statement for         _X_ Director          _X_ 10% Owner
                                             cation Number of    Month/Year
                                             Reporting Person,       May, 1999            ___ Officer           ___ Other
                                             if an entity                                 (give title           (specify below)
c/o Chase Enterprises, One Commercial Plaza  (Voluntary)                                   below)
                 (Street)
Hartford            CT       06103
(City)            (State)    (Zip)
                                                                 5. If Amendment,         7. Individual or Joint/Group Filing
                                                                 Date of Original            (Check Applicable Line)
                                                                 Month/Year               _X_ Form filed by One Reporting Person
                                                                                          ___ Form filed by More than One
                                                                                              Reporting Person

                                  Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security              2. Trans-    3.        4. Securities            5. Amount of       6. Owner-     7. Nature of
(Instr. 3)                        action       Trans-    Acquired (A)             Securities         ship Form:    Indirect
                                  Date         action    or Disposed of (D)       Beneficially       Direct        Beneficial
                                               Code      (Instr. 3,4 and 5)       Owned at End of    (D) or        Ownership
                                  (Month       (Instr.8)           (A)            Month              Indirect
                                   /Day/                            or                               (I)
                                   Year)       Code  V    Amount   (D)  Price     (Instr.3 and 4)    (Instr. 4)    (Instr. 4)
Common Stock                      5/18/99       P         23,750    A   $8.50
Common Stock                      5/19/99       P          1,250    A   $8.625
Common Stock                      5/20/99       P         45,000    A   $8.625     1,019,297           D
                                                                                      55,227           I             (1)
                                                                                      55,227           I             (2)
                                                                                       1,355           I             (3)
                                                                                      55,000           I             (4)

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                         (OVER)
                               (Print or Type Response)



FORM 4 (continued)
                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2.Con-    3.Tran-  4.Tran- 5. Number    6.Date         7.Title and         8.Price   9.Number   10.Own-   11.Na
Derivative      version   saction  saction of Deriv-    Exer-          Amount of           of        of         ship      ture
Security        or        Date     Code    ative        cisable and    Underlying          Deriv-    Deriv-     Form      of In-
(Instr.3)       Exercise (Month/  (Instr.  Securities   Expiration     Securities          ative     ative      of        direct
                Price      Day/    8)      Acquired     Date           (Instr.3 and 4)     Secur-    Secur-     Deriv-    Bene-
                of        Year)            (A) or       (Month/Day                         ity       ities      ative     ficial
                Deriv-                     Disposed      Year)                             (Instr.5) Bene-      Secur-    Own-
                ative                      of (D)                                                    ficially   ity:      ship
                Security                   (Inst.3,4,                                                Owned      Direct   (Instr.
                                            and 5)                                                   at End     (D) or    4)
                                                                                                     of         Indirect
                                                                                                     Month      (I)
                                                                                                     (Instr.4)  (Instr.4)
                                   Code V   (A) (D)    Date    Expir-  Title     Amount
                                                       Exer-   ation             or
                                                       cisable Date              Number
                                                                                 of
                                                                                 Shares
Director Stock  $16.3125  4/29/98  A   V    1,000      (5)     4/29/08 Common    1,000               1,000      D
Option (right                                                          Stock
to buy)

Director Stock  $8.3125   4/27/99  A   V    1,000      (6)     4/27/09 Common    1,000               1,000      D
Option (right                                                          Stock
to buy)



Explanation of Responses:

(1) By the Arnold L. Chase Accumulation Trust I.
(2) By the Arnold L. Chase Accumulation Trust II.
(3) Jointly with Sandra M. Chase.
(4) These shares are owned by DTC Holdings Corporation, a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE").  The reporting person owns 9.34% of the common stock of DTCE.  The reporting person is a Director and Executive Officer DTCE and a Director and Executive Officer of DTCE Holdings Corporation.  The reporting person expressly disclaims ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose.
(5) The option becomes exercisable in four equal annual installments beginning on April 29, 1999.
(6) The option becomes exercisable in four equal annual installments beginning on April 27, 2000.




                                                                              By: /s/ Arnold L. Chase                  6/9/99
                                                                                  -----------------------------        --------
                                                                               ** Signature of Reporting Person        Date
                                                                                  Name:   Arnold L. Chase

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                             Page 2
